Exhibit 12.1

Foundation Coal Holdings, Inc.
Computation of Ratio of Earnings to Fixed Charges
(Amounts in millions except ratio)

	Predeccessor					Successor
	Year Ended December 31,				Period from January 1 to July 29, 2004	Period from February 9 to December 31, 2004
	2000	2001	2002	2003
	(unaudited)
Earnings:
Income (loss) from continuing operations before income tax	$(34.8)	$20.0	$38.2	$25.8	$(142.4)	$28.1
Adjustments:
Interest expense (a)	60.9	58.3	54.5	51.2	20.3	26.7
Minority interest of majority owned subsidiaries	(0.2)	(15.0)	—	—	—	—
Equity loss of affiliates	(1.7)	—	—	—	—	—

	$24.2	$63.3	$92.7	$77.0	$(122.1)	$54.8

Fixed Charges:
Interest expense	$55.6	$52.5	$48.9	$46.9	$18.0	$26.7
Portion of rental expense representative of interest	5.3	5.8	5.6	4.3	2.3	1.2

	$60.9	$58.3	$54.5	$51.2	$20.3	$27.9

Ratio of earnings to fixed charges	(b )	1.1	1.7	1.5	(b )	2.0

(a)
Includes interest expense and portion of rental expense representative of interest.

(b)
The ratio was less than 1:1 for the period ended December 31, 2000 and for the period from January 1 to July 29, 2004 as earnings were inadequate to cover fixed charges by the deficiencies of $36.7 million and $142.4 million, respectively.